SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                VTEX Energy, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   92908G 10 4
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                                 (CUSIP Number)

                              Ronald E. Reece, M.D.
                          1441 Liberty St., Suite #206
                                Redding, CA 9601
                                 (530) 246-0236
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      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                January 17, 2003
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       -1-



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CUSIP No. 92908G 10 4
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     1. Names of Reporting Persons.
                 I.R.S. Identification No. of above persons (entities only)

                 Ronald E. Reece, M.D.
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     2.          Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a) [ ] (b) [ ]
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     3.          SEC Use Only
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     4. Source of Funds (See Instructions)

                 N/A
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     5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)  [ ]
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     6.          Citizenship or Place of Organization

                 USA
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Number of        7.     Sole Voting Power
Shares
Beneficially            701,701 (1)
Owned by Each    ---------------------------------------------------------------
Reporting        8.     Shared Voting Power
Person With
                        0
                 ---------------------------------------------------------------
                 9.     Sole Dispositive Power

                        701,701 (1)
                 ---------------------------------------------------------------
                 10.    Shared Dispositive Power

                        0
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     11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 701,701 (1)
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     12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)   [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

                 12.5%
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     14.         Type of Reporting Person

                 IN
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(1)  The 701,701 shares beneficially owned by Ronald E. Reece, M.D. are as
     Trustee of the Ronald E. Reece Retirement Trust, Dated 01/01/87 and the Ronald E. Reece Revocable Trust, Dated 06/30/00, the direct owners.

                                       -2-

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CUSIP No. 92908G 10 4
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     1. Names of Reporting Persons.
                 I.R.S. Identification No. of above persons (entities only)

                 The Ronald E. Reece Retirement Trust, Dated 01/01/87
                 68-0352455
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     2.          Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a) [ ] (b) [ ]
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     3.          SEC Use Only
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     4. Source of Funds (See Instructions)

                 WC
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     5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
     6.          Citizenship or Place of Organization

                 State of California
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Number of        7.     Sole Voting Power
Shares
Beneficially            201,334
Owned by Each    ---------------------------------------------------------------
Reporting        8.     Shared Voting Power
Person With
                        0
                 ---------------------------------------------------------------
                 9.     Sole Dispositive Power

                        201,334
                 ---------------------------------------------------------------
                 10.    Shared Dispositive Power

                        0
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     11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 301,334
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     12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)   [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

                 3.6%
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     14.         Type of Reporting Person

                 OO
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                                       -3-



--------------------------------------------------------------------------------
CUSIP No. 92908G 10 4
--------------------------------------------------------------------------------
     1. Names of Reporting Persons.
                 I.R.S. Identification No. of above persons (entities only)

                 The Ronald E. Reece Revocable Trust, Dated 06/30/00
                 54-6970067
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     2.          Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a) [ ] (b) [ ]
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     3.          SEC Use Only
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     4. Source of Funds (See Instructions)

                 WC
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     5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
     6.          Citizenship or Place of Organization

                 State of California
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Number of        7.     Sole Voting Power
Shares
Beneficially            500,367
Owned by Each    ---------------------------------------------------------------
Reporting        8.     Shared Voting Power
Person With
                        0
                 ---------------------------------------------------------------
                 9.     Sole Dispositive Power

                        500,367
                 ---------------------------------------------------------------
                 10.    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
     11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                 500,367
--------------------------------------------------------------------------------
     12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)   [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)

                 8.9%
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     14.         Type of Reporting Person

                 OO
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                                       -4-



Item 1.          Security and Issuer

The class of security to which this statement relates is the common stock, $0.001 par value, of VTEX Energy, Inc., (the "Issuer"). The address of the principal executive offices of the Issuer is 8303 Southwest Freeway, Suite 950, Houston, Texas 77074.

Item 2.          Identity and Background

The persons filing this statement are Ronald E. Reece, M.D. ("Dr. Reece") and the Ronald E. Reece Retirement Trust, Dated 01/01/87 and the Ronald E. Reece Revocable Trust, Dated 06/30/00 (collectively the "Trusts"). Dr. Reece is the sole Trustee of the Trusts, which were created in the State of California to provide retirement income and asset protection for Dr. Reece. The Trusts invest their working capital in a variety of assets, both income producing and nonincome producing. Such investments include cash, bonds and marketable securities, including common stock of the Issuer.

Dr. Reece is a dermatologist whose business address is 1441 Liberty Street, Suite 206, Redding, California 96001.

None of the reporting persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Dr. Reece is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration

On January 17, 2003 the Ronald E. Reece Retirement Trust, Dated 01/01/87 acquired 150,000 shares of common stock of the Issuer for $16,666. The acquisition was made pursuant to a privately negotiated transaction with the Issuer from the working capital of the Trust. The shares acquired were not registered under the Securities Act of 1933 and were "Restricted Shares", as that term is defined in the Securities and Exchange Act of 1933.

On January 17, 2003 the Ronald E. Reece Revocable Trust, Dated 06/30/00 acquired 300,000 shares of common stock of the Issuer for $33,333. The acquisition was made pursuant to a privately negotiated transaction with the Issuer from the working capital of the Trust. The shares acquired were not registered under the Securities Act of 1933 and were "Restricted Shares", as that term is defined in the Securities and Exchange Act of 1933.

Item 4.          Purpose of Transaction

The reporting persons have acquired the common stock of the Issuer for investment purposes and as set forth below:

Each of the reporting persons may acquire additional common stock of the Issuer or dispose of some or all of its common stock.

The reporting persons expect to evaluate on an ongoing basis their investment in the Issuer, and may from time to time acquire additional common stock, dispose of common stock or formulate other purposes, plans or proposals regarding the Issuer or the common stock of the Issuer held by the reporting persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

-5-

Except as described above, the reporting persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer

Name                                     Number of Shares       Percentage
-------------------------------------    ----------------       ----------
Ronald E. Reece Retirement Trust            201,334               3.6%
Dated 01/01/87

Ronald E. Reece Revocable Trust             500,367               8.9%
Dated 06/30/00                              -------              -----

Total Shares Beneficially Controlled
by Ronald E. Reece, M.D.                    701,701              12.5%
                                            =======              =====

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 None

Item 7.          Materials to be Filed As Exhibits

                 None

                                   Signatures

After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned reporting persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                /S/ Ronald E. Reece, M.D.
                                ----------------------------------------
                                Ronald E. Reece, M.D.

                                  July 24, 2003
                                ----------------------------------------
                                Date


                                /S/ Ronald E. Reece, M.D.
                                ----------------------------------------
                                Ronald E. Reece, M.D., Trustee
                                Ronald E. Reece Retirement Trust
                                 Dated 01/01/87

                                  July 24, 2003
                                ----------------------------------------
                                Date


                                /S/ Ronald E. Reece, M.D.
                                ----------------------------------------
                                Ronald E. Reece, M.D., Trustee
                                Ronald E. Reece Revocable Trust
                                 Dated 06/30/00

                                  July 24, 2003
                                ----------------------------------------
                                Date